Giovanni Caruso	Direct	212.407.4866
Partner	Main	212.407.4000
345 Park Avenue	Fax	212.937.3943
New York, NY 10154	gcaruso@loeb.com

December 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Richie
Margaret Schwartz
Michael Fay
Al Pavot

Re:	A SPAC I Mini Acquisition Corp. Amendment No. 2 to Registration Statement on Form F-4
Filed December 7, 2023
File No. 333-275208

Ladies and Gentlemen:

On behalf of our client, A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form F-4 filed on December 7, 2023 (the “Registration Statement”) contained in the Staff’s letter dated December 18, 2023 (the “Comment Letter”).

The Company has filed via EDGAR the Amendment No. 3 to the Registration Statement on Form F-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed in bold below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 2 to Registration Statement on Form F-4/A Filed December 7, 2023

Cover Page

1.	Please provide further information regarding the Additional Closing Shares, the decision to include the shares in the Second Amendment to the Merger Agreement, and state how the parties agreed on the $8mm value. Additionally, your disclosure says “[t]he aggregate consideration for the Business Combination is $50,000,000, payable in the form of 5,000,000 newly issued PubCo Class A ordinary shares valued at $10.00 per share to NewGenIvf’s shareholders, plus additional PubCo Class A ordinary shares in exchange for the NewGenIvf shares issued by NewGenIvf following the original date of the Merger Agreement (the “Additional Closing Shares”).” We also note that the definition of Additional Shares in the Second Amendment is “the Company Shares issued by the Company following the date of this Agreement (i.e., February 15, 2023).” It appears that it is currently contemplated that 800,000 Additional Closing Shares will be issued based on the amount shown in certain tables. Please revise your disclosure to clarify if this amount or value of shares is set or whether additional shares may be issued.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 9, 22, 106 and 117 of the Amendment. The number of Additional Closing Shares is currently fixed at 800,000 Class A common shares, and no additional shares may be issued pursuant to the terms of the Second Amendment to Merger Agreement.

Exhibits

2.	We note your legal opinions, filed as Exhibits 5.1 and 5.2, are incomplete. Please file complete legal opinions, to include coverage of the Second Amendment to the Merger Agreement and the Additional Closing Shares to be issued.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has submitted a revised Exhibit 5.1 and completed legal opinions as Exhibits 5.2 and 8.1 with the Amendment.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Claudius Tsang